MYTABLE LLC
Unaudited
FINANCIAL STATEMENTS

FROM APRIL 1, 2019 (INCEPTION)
TO DECEMBER 31, 2019

MYTABLE LLC
FINANCIAL STATEMENTS (Unaudited)
FROM APRIL 1, 2019 (INCEPTION) TO DECEMBER 31, 2019

CONTENTS



Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MyTable LLC
Boston, Massachusetts

We have reviewed the accompanying financial statements of MyTable LLC, which comprise the balance sheet as of December 31, 2019, and the related statements of operations, members' equity and cash flows from April 1, 2019 (inception) to the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Berkow, Schechter & Company LLP

Berkow, Schechter & Company LLP
Stamford, Connecticut
June 8, 2020

MYTABLE LLC
BALANCE SHEET (Unaudited)
DECEMBER 31, 2019

ASSETS:

Current Assets:
  Cash $ 21,492

    Total Current Assets   21,492

Non-Current Assets:
  Property and equipment   1,911
  Accumulated depreciation   (382)

    Total Non-Current Assets   1,529

Total Assets $ 23,021

LIABILITIES AND MEMBERS' EQUITY:

Members' Equity $ 23,021

Total Liabilities and Members' Equity $ 23,021

MYTABLE LLC
STATEMENT OF OPERATIONS (Unaudited)
FROM APRIL 1, 2019 (INCEPTION) TO DECEMBER 31, 2019

Sales	$	2,095
Cost of Goods Sold		(662)
Gross Profit		1,433
Operating Expenses:		
Software development		131,803
Guaranteed payments		35,550
Rent		28,400
Recruitment advertising		11,166
Marketing		8,565
Recruitment background checks		8,141
Legal fees		5,782
Website development		3,629
Office supplies		3,148
Consultant fees		2,756
Taxes & licenses		2,750
Contract labor		2,540
Business software		2,068
Meals		1,924
Recruitment software		1,026
Non-development software		770
Insurance		600
Travel		568
Depreciation		382
Recruitment		350
Telephone		168
Bank charges & fees		120
Utilities		106
Charitable contributions		100
Total Operating Expenses		252,412
Net Loss	$	(250,979)

MYTABLE LLC
STATEMENT OF MEMBERS' EQUITY **(Unaudited)**
FROM APRIL 1, 2019 (INCEPTION) TO DECEMBER 31, 2019

Members' Equity, beginning of period	$	-
Contributions		274,000
Net loss		(250,979)
Members' Equity, end of period	$	23,021

MYTABLE LLC
STATEMENT OF CASH FLOWS **(Unaudited)**
FROM APRIL 1, 2019 (INCEPTION) TO DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (250,979)
Non-cash items included in net loss:	
Depreciation	382
Net Cash Used in Operating Activities	(250,597)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(1,911)
Net Cash Used in Investing Activities	(1,911)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from members	274,000
Net Cash Provided by Investing Activities	274,000
INCREASE IN CASH AND CASH EQUIVALENTS	21,492
Cash and cash equivalents, beginning of period	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 21,492

NOTE 1 - NATURE OF OPERATIONS

MyTable LLC (the "Company"), is a limited liability company organized on March 16, 2019. MyTable LLC is an online platform connecting home diners with chefs in their area. MyTable LLC chefs are contractors who utilize the platform to advertise their cooking skills and menus. The chefs are free to create their own menus, type of service offered, hours/days of availability, and pricing. Customers are free to select the chef of their choice and directly engage them for in home dinners, meal prep, dinner parties, cooking classes, catered events, etc. The MyTable LLC platform is offered over the web, and in app stores for both IOS and Android. MyTable LLC charges a flat fee of 15% on the meal total booked through the platform.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statements of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three (3) months or less to be cash equivalents.

Property and Equipment

Fixed assets are recorded at acquisition cost. The company capitalizes additions with useful lives in excess of one year and costs that exceed $1,000. Depreciation expense is provided on a straight-line basis over estimated useful lives. The Company's sole fixed asset is an equipment which is being depreciated over an estimated useful life of five (5) years.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognized revenue when 1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, 2) delivery has occurred or services have been provided, 3) the is fixed or determinable, and 4) collection is reasonable assured.

Advertising

Advertising costs are expensed as incurred. For the current period total advertising costs were $8,565.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

The Company has elected to be taxed as a partnership. Accordingly, the Company is generally not considered a taxable entity for federal and state income tax purposes. Each members' share of Company income or loss is included in the respective members' individual tax return.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2019:

Computer	$ 1,911
Less, Accumulated depreciation	(382)
Total	$ 1,529

Depreciation expense for the period ended December 31, 2019 was $382.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company is subject to potential concentrations of credit risk in its cash and cash equivalents. The Company maintains its cash and cash equivalents at high-credit, quality financial institutions. The balances in cash accounts may at times exceed federally insured limits. As of December 31, 2019, the Company's bank cash balances did not exceed Federal Deposit Insurance Corporation ("FDIC") limits.

NOTE 5 - COMMITMENTS

The Company leased office space from The Yard under a membership agreement. The membership agreement expired on March 31, 2020. Rents paid to The Yard were $28,400 for the period ended December 31, 2019. The future payments total $9,600 for January through March 31, 2020. The Company has not renewed the membership agreement and all work is currently done remotely.

NOTE 6 - NEW ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7 - MEMBERS' EQUITY

The Company has seven (7) members as of December 31, 2019.

The Company is owned 65% by Matthew Kelly, 20% by Patrick Kelly, 4% by David Crowle, 4% by Austin Waiter, 3% by Jeffrey Holtman, 2% by Bryon Cail and 2% by Nicholas Kelly. Members' equity comprises of member's capital contributed during the year and net loss for the year. Cash distributions and net income/loss are allocated to the members based upon their percentage of ownership, as specified in the operating agreement.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 8, 2020, the date that the financial statements were available to be issued.

A novel strain of coronavirus surfaced in China and has spread globally. The coronavirus has had an impact on the global economy, and may impact the Company's financial condition, as well as the ability of the Company to raise significant funds.

The Company has planned on going live via their online portal with a crowdfunding effort on NetCapital, a platform for private investments. The target goal is to raise $350,000.

In April of the year 2020, the Company converted to a C Corporation.

No other events have occurred subsequent to the statement of financial position date that would require adjustments or disclosure in the financial statements.